

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 10, 2007

VIA U.S. MAIL AND FACSIMILE (011.81.75.935.6141)

Mr. Yasunobu Toriyama
Executive Vice President, Chief Financial and
Accounting Officer
Nidec Corporation
338 Kuzetonoshiro-cho
Minami-ku
Kyoto, Japan 601-8205

>   **Re:**   **Nidec Corporation**
>   **Form 20-F for the fiscal year ended March 31, 2007**
>   **Filed July 27, 2007**
>   **File No. 333-13896**

Dear Mr. Toriyama:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Operating and Financial Review and Prospects, page 44

Effects of Our Recent Acquisitions Activities on Our Financial Statements, page 47

1.   Please tell us why you refer to the amount contributed to net sales, gross profit, and net income by your equity-method affiliates. If these investments are accounted for under the equity method, the current disclosure may be confusing since it implies that the amounts disclosed are included in your consolidated net sales, gross profit and net income. Please revise future filings to clarify.

2.   Please tell us and disclose in future filings why you consolidated 'seven additional companies' as a result of your acquisition of all of the voting rights of the Motors & Actuators business of Valeo S.A.

Results of Operations, page 50

3.   On page 52 you disclose that certain increases in selling, general and administrative expenses "more than off set decreases in loss on bad debts for the year ended March 31, 2006, when there was the insolvency of AgfaPhoto GmbH." On page 55, you also discuss the ¥1,059 million loss on bad debts in fiscal 2006. Please respond to the following:

        a.   With a view towards disclosure in future filings, please tell us why you refer to a decrease in bad debts for fiscal 2007 compared to fiscal 2006. In Note 7 on page F-27 we see that the provision for doubtful accounts was ¥1,108 million for fiscal 2006 and ¥1,784 million for fiscal 2007, an increase of ¥676.
        b.   Where the amount of or changes in the write-backs you record to the allowance for doubtful accounts are significant, please tell us and disclose in future filings the nature of these amounts and the reasons for the changes. Otherwise, please explain to us why a discussion of the write-backs is not necessary or required.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

Inventories, page F-13

4.   On page F-13 you disclose that you use the lower of cost or estimated realizable value for
        projects in progress. Please tell us the nature of the account, 'projects in process' and
        why you do not use the lower of cost or market as discussed in Statement 6 of Chapter 4
        of ARB 43 for your projects in process. Please cite the accounting literature upon which
        you relied.

Goodwill, page F-14

5.   In future filings please expand your accounting policy disclosure for goodwill to explain
        how and when you test goodwill for impairment under SFAS 142. For example, discuss
        the level at which you test goodwill for impairment, the annual date at which you perform
        your annual assessment, and how you apply the two-step test.

Revenue recognition, page F-14

6.   Please tell us and in future filings please revise to clarify how you recognize revenue
        consistent with how you describe your major revenue generating products. For example,
        when you refer to motors on page F-14, please clarify whether that includes both small
        precision motors and mid-size motors as described on pages F-11 and F-64. When you
        refer to machinery equipment on page F-14, please clarify whether that includes both
        machinery and electronic and optical components as described on pages F-11 and F-64.

7.   Please tell us and disclose in future filings the nature of your contingencies related to
        rights of return and conditions of acceptance. Please confirm to us that you do not offer
        product warranties, or tell us and revise future filings to also disclose the nature of and
        accounting for your product warranties, including all of the disclosures required by
        paragraph 14 of FIN 45. Include a discussion of any significant assumptions, material
        changes and reasonably likely uncertainties. Refer to II.F.3. of *Current Issues and
        Rulemaking Projects*, November 30, 2006 available on our website at
        http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Stock-based compensation, page F-16

8.   In future filings please only reflect pro forma information for the periods wherein you applied APB 25 and do not reflect pro forma information for periods in which you have applied SFAS 123R. Refer to paragraph 84 of SFAS 123R.

Note 7. Allowance for Doubtful Accounts, page F-27

9.   Please tell us and in future filings disclose your accounting policies related to your allowance for doubtful accounts, consistent with paragraph 8 of APB 22. Please also tell us the nature of and accounting for the line item described as 'write-backs' in the table on page F-27. In future filings, please disclose the nature of the deductions for 'write-backs,' consistent with Rule 12-09 of Regulation S-X.

Note 13. Short-Term Borrowings and Long-Term Debt, page F-34

10.   Please tell us and disclose in future filings the significant terms of your convertible debt, including conversion terms. Please also tell us about your evaluation of any embedded features of the debt, such as the conversion feature, under SFAS 133, or any beneficial conversion features under EITF 98-5. Refer to II.B.2 of *Current Issues and Rulemaking Projects*, November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Exhibits 12.1 and 12.2

11.   We note that although you are required to comply with Item 15(b) of Form 20-F, you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting after the end of the transition period allowed for this omission. Please file an amendment to correct the certification. Please note that the amendment may be abbreviated and consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification and comply with any applicable futures comments.

12.   We note the following:

     a.   You refer to annual report instead of report in the paragraphs 3 and 4(a).
     b.   You revised punctuation, deleted words or removed plurals in paragraphs 4(d) and 5.

     In future filings, please ensure that the language in your certifications is consistent with the language in Instruction 12 of Item 19 of Form 20-F.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3604 with any other questions.

Sincerely,

Angela Crane
Branch Chief